Exhibit (a)(5)(ii)

DNP SELECT INCOME FUND INC. and

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

ANNOUNCE EXTENSION OF OFFERS TO PURCHASE PREFERRED SHARES

CHICAGO, June 4, 2012 — DNP Select Income Fund Inc. (NYSE: DNP) and Duff & Phelps Utility and Corporate Bond Trust Inc. (NYSE: DUC), two registered closed-end diversified management investment companies advised by Duff & Phelps Investment Management Co. (the “Funds”), announced today the extension of their offers to purchase certain of their preferred shares. The offers which were set to expire on June 4, 2012 at 5:00 p.m. Eastern time, have now been extended and will expire at 5:00 p.m. Eastern time on Monday, June 18, 2012.

DNP is offering to purchase for cash shares of its Remarketed Preferred Stock (“RP”) and Auction Preferred Stock (“APS”) having an aggregate liquidation preference of up to $200,000,000 (excluding accrued and unpaid dividends, fees and expenses) (the “Maximum Tender Amount” for DNP), at a price equal to (a) $96,000 per share of Series D RP, equal to 96% of the $100,000 liquidation preference per share of Series D RP, (b) $96,000 per share of Series E RP, equal to 96% of the $100,000 liquidation preference per share of Series E RP, (c) $24,000 per share of Series TH APS, equal to 96% of the $25,000 liquidation preference per share of Series TH APS, and (d) $24,000 per share of Series F APS, equal to 96% of the $25,000 liquidation preference per share of Series F APS.

DUC is offering to purchase for cash its outstanding Auction Market Preferred Shares, Series TH7 (“Series TH7 AMPS”) having an aggregate liquidation preference of up to $47,500,000 (excluding accrued and unpaid dividends, fees and expenses) (the “Maximum Tender Amount” for DUC), at a price equal to $24,000 per share of Series TH7 AMPS, equal to 96% of the $25,000 liquidation preference per share of Series TH7 AMPS.

Holders of preferred shares that are accepted for purchase will also be entitled to receive any unpaid dividends accrued to, but not including, the expiration date of the tender offers. If more preferred shares of a Fund are validly tendered, and not validly withdrawn, for purchase pursuant to the tender offers than the Maximum Tender Amount for that Fund, the Fund will accept tendered shares on a pro-rata basis upon the terms and subject to the conditions described in the Fund’s tender offer materials.

As of 1:00 p.m. Eastern time on June 4, 2012, the DNP preferred shares tendered represented approximately $62,650,000 in aggregate liquidation preference (consisting of 218 shares of Series D RP, 398 shares of Series E RP, 8 shares of Series TH APS and 34 shares of Series F APS) and the DUC preferred shares tendered represented approximately $5,300,000 in aggregate liquidation preference (consisting of 212 shares of Series TH7 AMPS). The Funds have decided to extend the tender offers to provide holders who may still want to participate an opportunity to do so. The Funds do not plan to further extend or change the terms of the tender offers.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission (SEC) and are available free of charge at the SEC’s website at www.sec.gov and on the Funds’ websites at www.dnpselectincome.com or www.ducfund.com.

Any questions about the tender offers can be directed to AST FundSolutions, LLC, the Fund’s information agent for its tender offer, at (212) 400-2605.

The information in this communication is not complete and may be changed.

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, neither the Fund nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.